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                                                             File Number 0-27368


                                UNITED STATES SEC
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

Cusip Number - 68749B

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One)    Form 10-K     Form 20-F     Form 10 11-K   X Form 10-Q     Form N-SAR
            ---           ---           ---              ---           ---


      For Period Ended: June 30, 2001
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       ----------------------------------------


   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE


                 Nothing in the form shall be construed to imply
                that the Commission has verified any information
                                contained herein.

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             If the notification relates to a portion of the filing
     checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRATION INFORMATION

Ortec International, Inc.
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Full Name of Registrant

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Former Name if Applicable

3960 Broadway
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Address of Principal Executive Office (STREET AND NUMBER)

New York,  NY  10032
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City,  State and Zip Code








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PART II - RULES 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)


 X     (a)         The reasons described in reasonable detail in Part III of
---               this form could not be eliminated without unreasonable effort or expense;

 X     (b)         The subject annual report, semi-annual report, transition
---                report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
                   quarterly report of transition report on Form 10-Q, or
                   portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c)         The accountant's statement or other exhibit required by Rule
---                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ron Lipstein              (212)                 740-6999, Ext. 204
         ------------            ---------               ------------------
            (Name)              (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no
     identify report(s) x Yes      No
                              ----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof: x Yes     No
                    ---

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            Ortec International, Inc.
                -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     August 13, 2001                  By: /s/ Ron Lipstein
         ----------------------               ----------------
                                              Vice Chairman of the Board
                                              and Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)

                               GENERAL INSTRUCTION

(1) This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

(2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

(3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

(4) Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


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(5)  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12 (c) of this chapter).

PART III

     The Registrant's principal executive officers have been devoting their time to negotiation and review of agreements with a party that will be providing funding for the Registrant and therefore have been unable to devote sufficient time to preparation of the Form 10-Q.

PART IV

     The Registrant is still in the development stage and has never had any revenues from operations. The Registrant continues to use its cash for the research and development of, and the conduct of clinical trials to establish the efficacy and safety of its tissue engineered skin regeneration product for use in the treatment of chronic and acute wounds, venous and diabetic skin ulcers and autograft donor site wounds, and for its administrative expenses. During the quarter ended June 30, 2001, the Registrant used approximately $3.2 million of its cash and cash equivalents. In the quarter ended June 30, 2001, the Registrant sustained a net loss of approximately $3.8 million compared to a net loss of approximately $3.0 for the same quarter in 2000.



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